FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1               FRN Variable Rate Fix dated 30 September 2003
No. 2               FRN Variable Rate Fix dated 30 September 2003
No. 3               FRN Variable Rate Fix dated 30 September 2003
No. 4               FRN Variable Rate Fix dated 30 September 2003
No. 5               FRN Variable Rate Fix dated 03 October 2003

Document No. 1

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,900,000.00
    MATURING: 25-Sep-2009
    ISSUE DATE: 25-Sep-2003
    ISIN: XS0177209532

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
25-Sep-2003 TO 02-Jan-2004 HAS BEEN FIXED AT 3.760760 PCT

INTEREST PAYABLE VALUE 02-Jan-2004 WILL AMOUNT TO:
GBP 10.20 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

Northern Rock PLC
RE: NORTHERN ROCK PLC
    GBP 2,482,000.00
    MATURING: 29-Sep-2008
    ISSUE DATE: 28-Mar-2003
    ISIN: XS0166211457

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Sep-2003 TO 29-dec-2003 HAS BEEN FIXED AT 3.852500 PCT

INTEREST PAYABLE VALUE  WILL AMOUNT TO:
GBP 9.60 PER GBP 1,000 DENOMINATION
GBP 96.05 PER GBP 10,000 DENOMINATION
GBP 960.49 PER GBP 100,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 3

Northern Rock PLC
RE: NORTHERN ROCK PLC
    GBP 30,000,000.00
    MATURING: 27-Jun-2006
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171778268

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Sep-2003 TO 29-Dec-2003 HAS BEEN FIXED AT 3.757500 PCT

INTEREST PAYABLE VALUE  WILL AMOUNT TO:
GBP 93.68 PER GBP 10,000 DENOMINATION


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 4


Northern Rock PLC
RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 1,246,000.00
    MATURING: 29-Dec-2008
    ISSUE DATE: 27-Jun-2003
    ISIN: XS0171561797

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Sep-2003 TO 29-Dec-2003 HAS BEEN FIXED AT 3.852500 PCT

INTEREST PAYABLE VALUE 29-Dec-2003 WILL AMOUNT TO:
GBP 9.60 PER GBP 1,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 5


Northern Rock PLC

RE: NORTHERN ROCK
    USD 12,159,000.00
    MATURING: 12-Apr-2005
    ISSUE DATE: 06-Apr-2001
    ISIN: XS0127633872

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Oct-2003 TO 06-Jan-2004 HAS BEEN FIXED AT 1.170000 PCT

INTEREST PAYABLE VALUE 06-Jan-2004 WILL AMOUNT TO:
USD 2.99 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  6 October 2003           By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary